SUB-ITEM 77C: Submission of Matters to a Vote of Security Holders
Y
A special meeting of shareholders of Credit Suisse Emerging Markets Fund, Inc. was held on October 24, 2007 and adjourned to November 16, 2007 and further adjourned to December 14, 2007 to vote on the following matter: Approval of plan of Liquidation, Dissolution and Termination of the Fund

For:  885,532.91 shares
Against:  189,874.86 shares
Abstain: 53,932.25 shares